# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oxford Lane Capital Corp., CIK 0001495222
CUSIP: 691543839
Title of class of securities: Preferred Stock
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 10/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001619007

## Reporting persons
- Leroy Scott Frantz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (4.17% of the class)
  Comment: *Reflects percentage of total cumulative term preferred shares outstanding.

## Item 1. Issuer
Name of issuer: Oxford Lane Capital Corp.
Address of issuer's principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: Leroy Scott Frantz
Address of principal business office or, if none, residence:
Haebler Capital
8 Sound Shore Drive
Greenwich, CT 06830
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 400,000.00
Percent of class: 4.17%
Sole power to vote or to direct the vote: 400,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 400,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Leroy Scott Frantz: /s/ Leroy Scott Frantz, Leroy Scott Frantz (11/13/2026)